UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended October 31, 2022

RADAR USA, INC.

(Exact name of registrant as specified in its charter)

Delaware	86-2754465
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

448 W Market Street, Suite 203 San Diego, California	92101
(Address of principal executive offices)	(Zip Code)

609-472-0877

Issuer’s telephone number, including area code

Non-Voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “Radar,” “we,” “us” or “the company” refers to RADAR USA, INC.; the term “VSBLTY” refers to our strategic partner VSBLTY Groupe Technologies Corp. and its consolidated subsidiaries; and the term “RADAR App” refers to our strategic partner RADAR APP S.A.P.I. de C.V.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward- looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. BUSINESS

Overview

Our company, founded in November 2020, is an AI-powered integrated community security provider. Our security platform was born out of integrating technology from our strategic partners, RADAR App and VSBLTY, with RADAR App licensing to us the front-end user facing aspects of our platform and VSBLTY licensing to us the AI and algorithms that provide the robust functionality of our platform.

Our integrated security platform includes smart cameras, an easy-to-use app for citizen SOS, geolocation and direct interaction with police and cloud-based data storage and analytics for law enforcement. We provide a collaborative security solution where communities have digital surveillance and can contact the police, private security and neighbors in case of any incident or private security breach. With this community-based networked approach to security, we believe our platform is the world’s first socially-connected security platform.

Our integrated security platform uses artificial intelligence (AI), machine learning and compute vision software that can identify and capture traffic in communities and process other analytics in real-time to report real insights and create awareness performance indicators. Prior to our formation, our strategic partners RADAR App and VSBLTY installed their combined software in over 10,000 security cameras in Mexico.

Our product platform integrates existing security and surveillance infrastructure with AI, analytic and storage capabilities and community connectivity among our users, local security and law enforcement to deliver an integrated and collaborative security solution accessible through our App on a mobile device or networked computer. We integrate data from users’ connected security cameras, thermal cameras, home alarm systems and security lighting and recording devices. Layered on that data is a suite of AI and analytics functionality, including facial recognition, license plate recognition, image analysis, noise analysis (shot detection) correlations and analysis of behavior and weapon detection. The third element of our platform connects users to law enforcement, including SOS alerts, geolocation data and direct communication with law enforcement, enhancing law enforcement efforts through sharing of data and the application of AI and analytics.

We have taken a flexible approach to customer acquisition, providing either our software solution that integrates into customers exiting security hardware, our software together with commercial, off-the-shelf, cameras and other security infrastructure or a combination of the two. Because we are able to leverage and connect existing security infrastructure with the security cameras we provide, we believe that we can provide our collaborative security solution at a fraction of the cost that it would take other providers.

Our Software

Our security platform was born out of integrating technology from our strategic partners, RADAR App and VSBLTY, with RADAR App licensing to us the front-end user facing aspects of our platform and VSBLTY licensing to us the AI and algorithms that provide the robust functionality of our platform. These license agreements provide us with exclusive licenses within the USA and Canada within the market vertical of private homeowners, neighborhood and homeowners’ associations, municipal and unincorporated local government. Intel and Movidius have provided the processors that enable edge cloud processing, optimizing our AI and computer vision functionality.

Edge processing enables us to bring the algorithm and data processing functions closer to the sources of data, i.e. customers, and to have all data stored locally at the customers level. In this way, our customers have control over their own data and the extent to which it is shared within the networked security community.

Our platform incorporates the following software functionality:

RADAR APP: connects citizens, police, and public institutions in a virtual community powered by artificial intelligence, allowing content sharing and better accessibility to city services.

RADAR GUARD (CONNECT): provides, through a connected mobile device, real-time geolocation services to any policeman or unit, digital and historical reports of patrol, route optimization, exact visualization of the location of other patrols, live visualization of nearby cameras during the patrol, citizen’s alert notifications, proximity and a direct connection via chat.

RADAR SYNC: provides a virtual monitoring tool connecting a police monitoring station. Every video frame is processed with A.I. algorithms to optimize any data or requirement to the RADAR ecosystem and have complete visibility and control.

Our Products

We have four product platforms:

RADAR HOME: Connects families to the RADAR digital ecosystem, allowing each home to have the digital capability to alert private local security, other neighbors or even the police, to take and share video, and data with other RADAR HOME users, and to share still pictures or security related videos with law enforcement and others in their community. We also offer a RADAR HOME PRO version of our solutions which utilizes edge processing capabilities for more complex algorithms. We believe our RADAR HOME platform, using local edge computing, gives each household user the best AI capability using computer vision for an intelligent home security solution, protecting not only individual families but also entire communities.

RADAR CITY: Connects streets in cities using Wi-Fi 6 or 5G technologies. Using smart edge infrastructure and public Wi-Fi, RADAR CITY provides law enforcement monitoring capabilities, AI analytics (including weapons detections, traffic analysis, dwell time for parking and LPR (License Plate Recognition), and AI storage and microphones to allow full digitalization and connectivity to the RADAR ecosystem. We also offer RADAR City+ and RADAR CITY PRO versions of our solutions which provide additional processing power for more demanding algorithms and analytics capabilities.

RADAR MOBILE: Provides a security solution for remote areas with or without electricity (Solar panel option) and situations requiring movement (patrols, buses), and connects any smart camera with AI and analytics through 5G, 4G, 3G, LTE.

RADAR LEGACY: Provides a security solution for big data centers or monitor centers to transform any existing surveillance infrastructure with hundreds or thousands of smart cameras into a single Internet of Things (IoT) platform, interconnecting users and other technologies without reinvesting in new cameras or infrastructure and providing an advanced computer vision system with AI, intelligent alarms and operational digital controls.

With each of our product platforms, we provide security cameras for a fixed price or leased as part of the subscription payments - hardware and software are provided together as a software as a service subscription agreement. We source from various onshore suppliers.

Platform Performance in Mexico

Beginning in 2018, our strategic partners, RADAR App and VSBLTY, joined forces to install different versions of the RADAR App/VSBLTY software in a total of 10,084 security cameras within Mexico, including 8,284 active cameras in five municipalities of Mexico City, as detailed below. Each of these installations enable the user to connect directly to local law enforcement and there are approximately 200 to 500 chats each day between users and local law enforcement.

	Active Cameras	Percentage of Cameras that are (approx.)
Mexico City Municipality	Connected	Residential	Commercial
Benito Juarez	3,700	80%	20%
Cuajimalpa	600	90%	10%
Miguel Hidalgo	3,000	85%	15%
Magdalena Contreras	681	95%	5%
Cuahutemoc	303	100%	0%

We view the Benito Juarez installation as the best indication of our platform’s use case and potential. In Benito Juarez, from 2019 to 2022, RADAR App/VSBLTY software was installed on 3,700 cameras containing the full suite of services available on our platform, RADAR APP, RADAR GUARD (Connect) and RADAR SYNC. In addition, the downloadable App was made available to the entire population of Benito Juarez, reflecting a true community-based approach to security.

The installation of the RADAR App/VSBLTY security solution in Benito Juarez was a significant part of the BLINDARBJ (or ShieldBJ) program, a comprehensive program established by Mayor Santiago Taboada, the Mayor of Benito Juarez, and the Directorate of Citizen Security and Crime Prevention to combat crime at its root. Lic. Mario Enrique Sanchez Flores, the Executive of the Coordination of Governance office of the Benito Juarez municipality, noted a direct impact  on more than 200 incidents of high-impact crimes since 2019, generating a constant reduction in criminal events. He credits the ShieldBJ program, and the effectiveness of the RADAR App/VSBLTY security solution, in assisting the Benito Juarez municipality to achieve a 45.88% reduction in incidences of high-impact crimes, and an increase in the community perception of security from 51% to 72%, positioning the Benito Juarez municipality of Mexico City as second highest in perception of security at the national level and the highest within Mexico City for more than a year.

Strategy

We intend to concentrate on key reference wins in each of our relevant market categories by working directly with the developing ecosystem of value-added partners and system integrators. We believe that we enjoy a strategic advantage in our ability to leverage key technology pillars to create a turn key solution for various end users. We intend to market our platform as providing a high value offering that starts with basic passive surveillance systems but has high value proactive capability when artificial intelligence systems are utilized to monitor video streams without human intervention and, by extension, relieving or augmenting human monitoring resources. We believe a strong differentiating feature of our platform is its ability to provide a mechanism to augment human resources by utilizing artificial intelligence to monitor video streams in real time. As a result, we believe our technologies platform will be highly attractive to many different end-users, such as schools, hospitals, municipal governments, gated communities, and home owners associations.

The company also intends to develop a regional network of solution providers that would provide installation and monitoring on a local basis. In addition,  the company intends to enhance its relationships with large international system integrators to provide domestic installation capability at scale. The company envisages both the need to support regional monitoring and surveillance capability (supplied and delivered by partners) as well as national coverage for large enterprise or government contracts that require a higher level of response and quality management.

We also intend to provide turnkey solutions in every geographical and vertical market we serve. This would include camera technology, server technology as well as a range of sensors meant to provide the ability to proactively monitor and predict threat conditions as well as other environmental metrics that have historically required high levels of personnel to deliver reliably.

Market

Our total addressable market consists of individual homeowners, integrating individual security systems with law enforcement, as well as commercial users to provide security solutions covering single locations or multiple locations (including wireless connectivity for remote locations like solar fields or mining operations) and government and quasi-government users, such as schools, hospitals and parks. According to Research and Market’s February 2022 Global Home Security Systems Market Report 2021-2026, the global market for home security systems alone is projected to reach $68.2 billion by 2026, growing at a compound annual growth rate of CAGR of 5.4% over the period. The growth in demand for home security systems is creating demand for highly sophisticated security solutions like access control systems, IP-based video surveillance, digital CCTVs and remote-monitoring solutions. Demand is also driven by the low penetration rate of home security systems in the US, which is estimated at around only 17% of the total US homes. This factor, coupled with the $2500 average value loss per burglary, presents increased opportunities for home security systems.

Furthermore, some of the major trends in the security industry, according to the Security Industry Association’s 2022 Security Megatrends report, are:

●	Artificial Intelligence (#1 trend), including advanced audio analytics, complex facial recognition and cutting-edge video surveillance scene processing. The report projected AI to be the trend that would ultimately drive most technology advances in coming years.

●	The move to service models and cloud computing (#4 trend): increasing use of the “as-a-service” model to generate recurring revenue, characterized by attributes of reasonable customer acquisition costs and high customer retention rates.

●	Increased interoperability (#6 trend): an overall trend toward open systems or the use of common protocols that can allow communication between otherwise closed systems. Advancing interoperability becomes more approachable, with increased use of wireless technologies in the built environment and the network connected status of most control systems, driving interconnected security platforms. The report notes that the number of individual security systems that are integrated in the industry is still surprisingly low according to many systems integrators and manufacturers, but is changing as more systems become open and as customers demand business operational insights and efficiencies that can only be determined by correlating data from multiple systems.

We believe that, with our integrated and socially-connected platform, SaaS model and use of edge computing (data stored at the “edge” of the cloud, i.e. with the user), we are well positioned to capitalize on these trends.

Competition

The industry in which we operate is highly competitive, is evolving and is characterized by technological change. We compete against other consumer security providers, such as ZeroEyes, ADT, Amazon (Blink and Ring), Google (Nest), Swann, Night Owl, Wyze, Foxconn Corporation (Belkin), Samsung, D-Link, and Canary. We also compete against commercial cloud-based security providers such as Brivio, Avigilon and Eagle Eye Networks. Other competitors include more traditional approaches to security, such as providers of robotic security monitors and well as local providers of security personnel.

We believe that we, along with our strategic partners, set ourselves apart from our competitors because we are able to adapt to and integrate existing security systems and seamlessly connect and share security data among users and law enforcement to create a community-based approach to security. We also believe our use of edge computing results in superior analytic function and output. However, we expect that the trend towards wireless, interconnected security solutions will continue to evolve rapidly and competition, including pricing competition, will intensify. Many of our competitors have longer operating histories, larger customer bases, greater brand recognition and more extensive commercial relationships than we do. These competitors also have greater financial, technical, marketing and other resources than us. As a result, our competitors may be able to develop products and services better received by customers or may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, regulations or customer requirements. In addition, larger competitors may be able to leverage a larger installed customer base and distribution network to adopt more aggressive pricing policies and offer more attractive sales terms, which could cause the company to lose potential sales or to sell its solutions at lower prices resulting in reduced margins, any of which could have a material adverse effect on the company’s business, financial condition or results of operations.

Competition may also intensify if our competitors enter into business combinations or alliances or raise additional capital, or as established companies in other market segments or geographic markets expand to compete with us directly. We also expect to face additional competition from new entrants.

Regulation

Our business is subject to a variety of laws and regulations in the United States and other countries relating to user privacy, rights of publicity, data protection, content, protection of minors, and consumer protection. Because of our use of edge computing, data is stored and controlled by our customers and we do not store personal information. Some aspects of our platform, such as facial recognition, are restricted in some jurisdictions, which would require us to disable this function for sales in such jurisdictions.

These laws and regulations are constantly evolving and remain subject to significant change. In addition, the application and interpretation of these laws and regulations are often unpredictable and uncertain, particularly in the new and rapidly evolving industry in which we operate. Because our business involves facilitating the storing, processing, and using of data, some of which contain personal information, we are subject to complex and evolving federal, state, and foreign laws and regulations regarding privacy, data protection, and other matters.

Intellectual Property

We entered into a license agreement, dated June 21, 2021, with RADAR App (the “RADAR App License Agreement”) under which RADAR App has provided us with a perpetual, non-transferable, non-sublicensable, limited license to its software and related documentation. The license is for a term of 48 months for a total value of $2,000,000 on a deferred payment basis. Under the terms of the license agreement, our obligation to pay the licensee fees is postponed until such time as either we have successfully raised a minimum of $15,000,000 in capital or we have provided services or sublicenses to at least 16,666 end-user cameras in one month. The license provided under the RADAR App License Agreement is exclusive within the USA and Canada within the market vertical of private homeowners, neighborhood and homeowners’ associations, municipal and unincorporated local government, which can be expanded to include other market verticals and other possible customers upon the mutual consent and written agreement of the parties. The RADAR App License Agreement automatically renews for successive 12-month terms unless we notify RADAR App that we will not renew. RADAR App does not have a right to decline to renew the RADAR App License Agreement. Either party may terminate the RADAR App License Agreement for material breach by, and other bankruptcy events of, the other party.

We entered into a license agreement, dated June 21, 2021, with VSBLTY (the “VSBLTY License Agreement”) under which VSBLTY has provided us with a perpetual, non-transferable, non-sublicensable, limited license to its software and related documentation. The license is for a term of 48 months for a total value of $2,000,000 on a deferred payment basis. Under the terms of the license agreement, our obligation to pay the licensee fees is postponed until such time as either we have successfully raised a minimum of $15,000,000 in capital or we have provided services or sublicenses to at least 16,666 end-user cameras in one month. The license provided under the VSBLTY License Agreement is exclusive within the USA and Canada within the market vertical of private homeowners, neighborhood and homeowners’ associations, municipal and unincorporated local government, which can be expanded to include other market verticals and other possible customers upon the mutual consent and written agreement of the parties. The VSBLTY License Agreement automatically renews for successive 12-month terms unless we notify VSBLTY that we will not renew. RADAR App does not have a right to decline to renew the VSBLTY License Agreement. Either party may terminate the VSBLTY License Agreement for material breach by, and other bankruptcy events of, the other party.

The RADAR App License Agreement and the VSBLTY License Agreement are attached as exhibits to this report.

Employees

In light of our early stage of development, we have 7 part-time employees (including our President and Chief Executive Officer and our Chief Financial Officer who is serving under a consulting arrangement). We also obtain significant strategic advise and assistance pursuant to our consulting agreements with VSBLTY, Arrowhead Ventures Ltd. and Sequoia Partners, discussed under “Interest of Management and Others in Certain Transactions.”

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of October 31, 2022.

Overview

The company, incorporated in the State of Delaware on November 6, 2020, is an AI-powered integrated community security provider whose integrated solution package includes smart cameras; an easy-to-use app for citizen SOS, geolocation and direct interaction with police; and cloud-based data storage and analytics for law enforcement.

Our financial statements have been prepared assuming we will continue as a going concern. As of October 31, 2022, we have not achieved profitable operations and have accumulated a deficit of $845,480. Continuation as a going concern is dependent upon our ability to obtain the necessary financing to meet our obligations and liabilities arising from normal business operations when they come due and ultimately upon our ability to achieve profitable operations. The outcome of these matters cannot be predicted with any certainty at this time and raises substantial doubt that we will be able to continue as a going concern. Our financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern.

Results of Operations

For the year ended October 31, 2022 and the period from November 6, 2020 (Inception) to October 31, 2021

	Year ended October 31, 2022	November 6, 2020 (Inception) to October 31, 2021

Operating expenses:
Consulting	$214,195	$8,867
Fundraising	19,550	15,000
General and administrative	286,116	20,496
Professional services	247,582	33,674
Total Operating Expenses	767,443	78,037

Operating loss	(767,443)	(78,037)

Net and comprehensive loss	$(767,443)	$(78,037)

We did not record any revenue prior to October 31, 2022 and the above expenses relate primarily to our formation of and fundraising for our company as well as payments under our consulting agreements. General and administrative expenses were primarily related to advertising and marketing costs incurred to support our capital raise, including corporate branding, videos and presentations, promotional costs, digital marketing programs, and marketing agency costs, totaling in aggregate $162,938. The remainder of general and administrative expenses related to expense reimbursements to our rent, insurance and other general expenses to support our operations.

Consulting expenses consist of salary payments to our CEO and other employees as well as payments made under our consulting agreement with VSBLTY equal to $119,224, which is providing us with additional staffing to support our operations.

Professional services expenses represent payments to Sequoia of $85,020 under its consulting agreement, payments to our CFO of $58,887 under the Fractional CFO consulting agreement, payments of $20,000 to Arrowstone, as well as other legal and accounting expenses, primarily related to our Regulation A offering discussed below.

Going forward, we expect to generate revenue generally through subscriptions to our software plus capex-based payments for any security infrastructure that we provide a customer.

Liquidity and Capital Resources

As of October 31, 2022, we had $995,153 of cash on hand, compared to $1,801,738 as of October 31, 2021, reflecting primarily our use of cash to fund our operating activities, including expenses related to our capital raising efforts as discussed above. Net cash flows used in operating activities was $827,585 for the year ended October 31, 2022, compared to $48,612 of net cash flows used in operating activities in the prior period.

During the period from Inception to October 31, 2021, we received gross proceeds of $1,850,350 from our issuance of common stock under Regulation D of the Securities Act. In the year ended October 31, 2022, we received an additional $21,000 in gross proceeds from issuances of common stock under Regulation D. In July 2022, we commenced an offering under Regulation A of up to $20,000,000 of Non-Voting Common Stock at a per share price of $10.00. Although our offering was available for subscriptions, we did not start actively marketing our offering until the end of 2022. We have not yet issued any shares in the Regulation A offering. See Note 4 to our financial statement.

Our current cash utilization rate is approximately $100,000 per month not including offering related marketing expenses. We estimate that if we raise the maximum amount sought in our Regulation A offering, we would fund our working capital needs and anticipated capital expenditures for three years without needing to raising additional capital. If we are unable to raise sufficient funds in this offering, we intend to obtain additional funding by borrowing funds from our directors and officers and/or issuing debt or equity securities.

Trend Information

To date, we have experienced only minor disruptions to the Company’s day-to-day operations associated with delayed services resulting from various COVID-19 restrictions and shortage of manpower experienced by some of the Company’s service providers. The COVID-19 pandemic may result in increased restrictions, increased supply and manpower shortages or broader negative economic impacts affecting demand for our products and services, which are currently unknown. In light of our early stage of operation, the impact of the COVID-19 pandemic and its affect on our operations is currently unknown but could be significant.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any April 30 before that time, we would cease to be an “emerging growth company” as of the following October 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of our fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of our fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our shareholders could receive less information than they might expect to receive from more mature public companies.

Item 3. DIRECTORS AND OFFICERS

The company’s executive officers and directors are listed below.

Name	Position	Age	Date Appointed to Current Position	Approximate Hours Per Week (if part-time) / full-time
Executive Officers
Jeffrey S. Muller	President and Chief Executive Officer	56	May 2021	20 hours/week
Frederick S. Shaw	Chief Financial Officer	64	January 2023	15 hours/week
Directors
Jay Hutton	Executive Chairman	57	November 2020
James Beesley	Director	50	November 2020
Rodrigo Calderon	Director	37	November 2020
Alejandro Chico Garcia	Director	38	November 2020
Ali Hakimzadeh	Director	53	November 2020
Thomas D. Hays, III	Director	76	November 2020

Jeffrey S. Muller

For the past five years, Jeff Muller has served as the Chief Executive Officer of Muller Group International (“MGI”) which is a global security company that specializes in providing enhanced security through integrated technology. MGI utilizes its cadre of globally recognized subject matter experts who assess a client’s vulnerabilities and design a customized solution involving services and technology products. MGI has provided services to many Fortune 100 companies to include Microsoft, Amazon and Google.

Mr. Muller is a seasoned professional with a unique blend of over 30 years of military leadership (Navy), federal law enforcement operations (FBI), national security, counterterrorism and weapons of mass destruction program development and implementation (White House), and major criminal/national security threat response operations and investigative experience. He also has broad international experience with major foreign military forces, police services, national security agencies and intelligence organizations.

Mr. Muller served twenty one years as a Supervisory Special Agent of the United States of America’s Federal Bureau of Investigation (“FBI”) where he was a Co-Founder of the FBI’s Weapons of Mass Destruction Directorate and developer and founder of INTERPOL’s Chemical, Biological, Radiological, Nuclear and Explosives (“CBRNE”) Directorate. Mr. Muller was the manager of all national countermeasures and prevention activities for the Federal Bureau of Investigation, Weapons of Mass Destruction Directorate. He directed six CBRNE units comprised of senior managers and over seventy Special Agents, Intelligence Analysts, subject matter experts and professional support employees in support of Counterterrorism, Counterintelligence, Counterproliferation and Counter-criminal CBRNE operations.

As a special agent and executive with the FBI, Mr. Muller has been directly involved in the Critical Infrastructure Protection (“CIP”) arena, where he conducted threat vulnerability assessments and developed countermeasures and prevention programs for all 18 sectors of the United States Critical Infrastructure industry. He has also directed experts from 190 INTERPOL member countries to accomplish all activities related to CBRNE and CIP. He has chaired the United Nations (UN) Working Group on CIP including Internet, Vulnerable Targets and Tourism Security, which is comprised of representatives from 34 UN agencies and he has represented INTERPOL at the Secretary of State/Foreign Minister level at the 2014 Hague Nuclear Security Summit.

Mr. Muller is also the originator of the Global Alliance to Combat Improvised Explosive Device Leaders Forum which included representatives from 84 countries and is a subject matter expert for numerous non-government agencies, international organizations and commissions.

Frederick S. Shaw

Fredrick (Fred) Shaw has been a Vice President in the CFO Advisory Practice of Evergreen Advisors, LLC for the past 10 years. Mr. Shaw is a Certified Public Accountant, a member of The American Institute of Certified Public Accountants, and of various State Societies of CPA’s. He has diversified experience in both public and private accounting serving a variety of industries including Manufacturing, Health Care, Service and Government Contracting industries. Prior to joining Evergreen Advisors, Mr. Shaw worked with middle-market companies at JPB Accounting Service and at KJC Financial Services, Inc., a firm he founded in 2002 to provide CFO services to small and mid-sized companies in the Central Maryland region. Mr. Shaw has a BBA in Accounting from Pace University in New York City.

Jay Hutton

Jay Hutton co-founded VSBLTY Groupe Technologies Corp. in 2018 and has served as its CEO and President since that time. He has also served as a director of VSBLTY Groupe Technologies Corp. since 2018. Mr. Hutton is a veteran technology executive serving in various operational and strategy roles in telecom and software over a 25 year career in both private and public companies. Since 2008, he has also been a partner at Arrowstone Ventures Ltd., a private equity firm that specializes in consolidating, restructuring and capitalizing new or distressed corporations, particularly in the micro cap or small cap domain. From 2001 to 2017, Mr. Hutton was VP of Business Development and Sales for Applied Voice and Speech Technologies, in charge of launching a new cloud division and creating revenue from an acquired technology. Mr. Hutton served in the CFO capacity for  Voice Mobility International Inc. (NEX: VMYH) from 2011 to 2021. Mr. Hutton has also served as CEO of Voice Mobility International Inc. from 2004 to 2009, and then again from 2011 to present.

James Beesley

Mr. Beesley is a founding partner of Sequoia Partners, a Canadian based boutique merchant banking and capital markets advisory firm founded in 2010. He has several years of experience in senior corporate communications and investor relations roles (2006 – 2010) and has established strong relationships with both retail and institutional investors. Prior to entering the capital markets, Mr. Beesley was an associate partner in a multi-disciplinary healthcare practice in the United Kingdom (2000 – 2005). He holds a Bachelor of Science from the University of British Columbia and a Doctorate of Chiropractic from Western States Chiropractic College.

Rodrigo Calderon

Rodrigo Calderon is a passionate entrepreneur focused on the tech IOT industry. He is co-founder and former CEO of Energetika Tech, an Energy IoT Management company with more than 10 years in the market, ranked Top 3 in Mexico. He is also co-founder of RADAR APP. In addition, Mr. Calderon co-founded R2 Call Center, a service center with more than +800 employees.

Mr. Calderon is a founding member of Winkel Media, which is a leading visual retail and digital signage software company in Mexico. His network and experience covers the service, IOT & Security industries, which makes him a very valuable asset for the JV.

Career highlights

●	Selected Top 10 entrepreneurs of the year CNN-Expansion (2012)

●	Selected Future Mexican Leader by LIDERES (2014)

●	Selected for Forbes Mexico’s “30 Promesas de los Negocios,” or 30 promising businesspersons, of 2016

Rodrigo has a Bachelor of Science in Industrial and Systems Engineering from the Tecnologico de Monterrey.

Alejandro Chico Garcia

Alejandro Chico Garcia has been the Chief Commercial Officer for RADAR App for the past 3 years. Prior to that he served as CTO and Sales VP for Energetika Technologies, which he founded in 2010. Energetika Technologies is a company focused on IOT applications for energy savings, and Mr. Garcia was responsible for positioning the company as a leader in energy efficiency technology solutions in cities all around Mexico. Mr. Garcia has more than 11 years experience in installation of LED Lights and city management tools for smart cities and IoT solutions, deploying more than 300 projects throughout Mexico. His expertise in IaaS and SaaS has led to the creation of RADAR App. Mr. Garcia is a highly technologically creative and commercial executive who merges engineering, cost efficiency, financial models and market trends to develop cutting-edge solutions for global cities and organizations. He specializes in making connective technology accessible and inclusive for populations worldwide while delivering profitable and highly scalable business models. Alejandro received a bachelor’s degree in finance from the Tecnologico de Monterrey.

Ali Hakimzadeh

Ali Hakimzadeh has been a Managing Partner at Sequoia Partners since 2011.  Mr. Hakimzadeh has over 25 years of experience in the corporate financial services industry, collaborating and leading multiple transactions across North America. His areas of expertise include merchant banking, investment banking, corporate finance and public venture capital. From 2000 to 2011, Mr. Hakimzadeh served as Director of Investment Banking at Canaccord Genuity.  He has also served since 2015 as chairman of the board of directors of HealthSpace Data Systems, Ltd., a government Software as a Service (SaaS) company focused on providing efficiencies to state and local government agencies through its enterprise cloud and mobile platform.

He holds a B.Sc. from the University of British Columbia. He also holds an MBA and M.Aq. from Simon Fraser University as well as a Chartered Financial Analyst (CFA) designation.

Thomas D. Hays, III

Thomas D. Hays, III brings a wealth of financial and operational experience to Radar. Currently Mr. Hays is an active investor and also serves on the Board and Chairs the Audit and Compensation Committees of VSBLTY Groupe Technologies Corp. (VSBY.CN) on the Advisory Board of Egis Capital Partners, a private equity fund investing in the security and protection industry. He was the recipient of the Refinancing Deal of the Year award from M&A Advisor.

In 1993, Mr. Hays founded NHB Advisors, a turn around consulting firm, which was sold to Galvin/Solmonese LLC in 2012. Mr. Hays was appointed and remains a Managing Director Emeritus in the Bankruptcy & Fiduciary Services division of the firm. During his time with NHB, he provided leadership as interim CEO, chairman or advisor to the board of directors of a wide variety of companies, both private and public.

Previously he served as Chairman of the Board of the Red Cross of Eastern Pennsylvania, where he remains on the Board. Mr. Hays has also been an active and enthusiastic member of the Men’s Garden Club team that has enjoyed years of great success competing at the world renowned Philadelphia Flower Show. Mr. Hays serves as a strategic collaborator and a trusted advisor to VSBLTY’s executive management team.

Compensation of Directors and Executive Officers

For the fiscal year ended October 31, 2022, we compensated our executive officers as follows. We did not pay any compensation to our directors in connection with their board service during the fiscal year. See “Interest of Management and Others in Certain Transactions” for a discussion of licensing and consulting agreements that we have entered into with companies affiliated with certain of our board members.

Name	Capacities in which compensation was received	Cash compensation ($)(1)		Other compensation ($)	Total compensation ($)
Jeffrey S. Muller	President and Chief Executive Officer	$85,000	$	n/a	$85,000

Simon Selkrig (1)	Chief Financial Officer	$58,887	$	n/a	$58,887

(1)	Excludes reimbursement of expenses.

(2)	Mr. Selkrig served as our Chief Financial Officer from November 2021 until January 2023 and the compensation listed above reflects payments made pursuant to a Fractional CFO Engagement Letter we entered into with Strategize Financial Modelling Inc.

We entered into an employment agreement with Mr. Muller, effective as of November 1, 2021, as amended October 18, 2022, reflecting his appointment as Chief Executive Officer beginning May 4, 2021 and providing for his “at will” employment and for compensation in the amount of $5,000 per month, which was increased to $10,000 per month effective as of August 1, 2022. The agreement also includes customary non-disclosure, non-solicitation and non-interference provisions.

We entered into a letter agreement with Evergreen Advisors, LLC (“Evergreen”) in July 2022 under which it provides us CFO advisory services at an hourly rate of $200, with a guaranteed monthly minimum fee of $8,500 and a maximum monthly fee of $15,000, plus reimbursement of reasonable and documented out-of-pocket expenses. Mr. Shaw, a Vice President of Evergreen, was appointed as our Chief Financial Officer in January 2023 in connection with this engagement. In the event of a change in control in our company, Evergreen will be entitled to an exit fee of $250,000.

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of January 31, 2023, the voting securities of the company beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock. The company’s voting securities include all shares of Voting Common Stock.

Name and address of beneficial owner (1)	Title of class*	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Executive Officers
Jeffrey S. Muller	Voting Common Stock	1,264,480	n/a	2.5%
Simon Selkrig	Voting Common Stock	0	n/a	0%

Directors
Jay Hutton (2)	Voting Common Stock	12,207,031	n/a	24.4%
James Beesley (3)	Voting Common Stock	4,349,070	n/a	8.7%
Rodrigo Calderon	Voting Common Stock	6,313,982	n/a	12.6%
Alejandro Chico Garcia	Voting Common Stock	6,313,982	n/a	12.6%
Ali Hakimzadeh (3)	Voting Common Stock	4,349,070	n/a	8.7%
Thomas D. Hays, III (2)	Voting Common Stock	12,207,031	n/a	24.4%
All current executive officers and directors as a group (8 people) (2)	Voting Common Stock	35,218,547	n/a	70.4%

Significant Holders
VSBLTY Groupe Technologies Corp. 595 Howe Street, Suite 206 Vancouver, British Columbia V6C 2T5	Voting Common Stock	11,786,099	n/a	23.6%

(1)	The address for each executive officer and director is the company’s address set forth on the cover page of this report.

(2)	Includes 11,786,099 shares owned by VSBLTY, a Canadian listed company, of which Mr. Hutton is the CEO and a director and Mr. Hays is a director. Mr. Hutton and Mr. Hays both disclaim beneficial ownership of the shares owned by VSBLTY.

(3)	Includes shares held through wholly-owned companies or companies controlled by such persons.

Item 5. INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Consulting Agreement with VSBLTY

We have entered into a Consulting Agreement, dated November 30, 2021, with VSBLTY Inc. under which it provides us with consulting services on a project basis, initially including related to the following items:

●	Business strategy

●	Go to market strategy

●	Joint sales proposals

●	RFI/RFP responses

●	Demand generation

●	Lead generation

●	Development roadmap and strategy

●	Capital fund raising strategy

We pay VSBLTY a monthly fee of $10,000 plus reimbursement of out of pocket expenses. The agreement has a term of 2 years unless earlier terminated by either party. This Consulting Agreement is attached as an exhibit to this report.

Consulting Services Agreement with Sequoia Partners

We have entered into a Consulting Services Agreement, dated October 31, 2021 and amended October 19, 2022, with Sequoia Partners Inc. under which it has agreed to provide us advisory services from time to time as required by our management, including:

●	Introducing us to third-party service providers;

●	Introducing us to its network;

●	Providing corporate finance services;

●	Strategizing the use of in-house marketing and awareness services;

●	Providing general consulting services to us;

●	Representing us in a professional manner as third-party consultant whenever relevant; and

●	Such other duties as may be reasonably directed from time to time by our management.

Under the agreement, we pay Sequoia Partners a monthly fee of $10,000 (effective as of June 1, 2022) plus reimbursement of out of pocket expenses. The agreement has a term of 12 months and would continue thereafter on a month-to-month basis. This Consulting Services Agreement and the amendment thereto are attached as exhibits to this report.

Consulting Agreement with Arrowstone Ventures Ltd.

We have entered into a Consulting Agreement, effective as of November 30, 2021, with Arrowstone Ventures Ltd., a company wholly-owned by our Executive Chairman Jay Hutton, under which it provides us with consulting services on a project basis, initially including related to the following items:

●	Guidance and governance

●	Sales leadership

●	Finance and investor relations

●	Public relations and communications

●	Capital fund raising strategy

We pay Arrowstone a monthly fee of $5,000 plus reimbursement of expenses incurred on behalf of the company. The agreement has a term of 2 years unless earlier terminated by either party. This Consulting Agreement is attached as an exhibit to this report.

Other Agreements

Originally, VSBLTY entered into agreements with 4 commercial customers which were assigned to us in 2022. No revenue has been generated to date under these contract. The form of assignment agreement is attached as an exhibit to this report.

We have entered into a co-tenancy agreement with VSBLTY (the “Co-Tenancy Agreement”) under which we and they jointly lease office spaces at 448 W Market Street, Suite 203, San Diego, California, 92101, each paying monthly rent of $4,347 under a 3 year lease. This Co-Tenancy Agreement is attached as an exhibit to this report.

Please also see “The Company’s Business – Intellectual Property” for a description of our RADAR App License Agreement and VSBLTY License Agreement and “The Company’s Property” for a description of our Co-Tenancy Agreement with VSBLTY for our office spaces. Please also see “Compensation of Directors and Executive Officers” for a description of Mr. Muller’s Employment Agreement and of the Letter Agreement under which Mr. Shaw serves as our Chief Financial Officer.

Item 6. OTHER INFORMATION

None.

Item 7. FINANCIAL STATEMENTS

RADAR USA, INC.

Financial Statements

For the year ended October 31, 2022 and the period

from November 6, 2020 (incorporation) to October 31, 2021

(Expressed in US Dollars)

Independent Auditor’s Report

To the stockholders of Radar USA, Inc.

Opinion

We have audited the financial statements of Radar USA, Inc. (the “Company”), which comprise the balance sheets as of October 31, 2022 and October 31, 2021, and the related statements of operations, stockholders’ equity, and cash flows for the year ended October 31, 2022 and the period from November 6, 2020 (incorporation) to October 31, 2021, and the related notes to the financial statements (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2022 and October, 2021, and the results of its operations and its cash flows for the year ended October 31, 2022 and the period from November 6, 2020 (incorporation) to October 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has experienced losses and recurring cash outflows from operations since inception and has an accumulated deficit and has stated that substantial doubt exists about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditors’ Responsibility

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia

February 28, 2023

RADAR USA, INC.

BALANCE SHEET

(EXPRESSED IN US DOLLARS)

	October 31, 2022	October 31, 2021
As at
ASSETS
Current assets
Cash	$995,153	$1,801,738
Security deposit	4,532	-
Prepaid expenses	141,626	-
Total assets	$1,141,311	$1,801,738

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$100,094	$17,425
Accrued liabilities	14,347	12,000
Short-term loan	1,000	-
Total liabilities	$115,441	$29,425
STOCKHOLDERS’ EQUITY
Voting Common stock, par value $0.00001, 91,000,000 authorized, 50,000,000 issued and outstanding; non-voting common stock, par value $0.00001, 25,000,000 authorized, 0 issued; preferred stock, par value $0.00001, 10,000,000 authorized, 0 issued	1	1
Additional paid-in capital (net)	1,871,349	1,850,349
Accumulated deficit	(845,480)	(78,037)
Total stockholders’ equity	1,025,870	1,772,313
Total liabilities and stockholders’ equity	$1,141,311	$1,801,738

The accompanying notes are an integral part of these financial statements.

RADAR USA, INC.

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED OCTOBER 31, 2022 AND

THE PERIOD FROM NOVEMBER 6, 2020 (INCORPORATION) TO OCTOBER 31, 2021

(EXPRESSED IN US DOLLARS)

	October 31, 2022	October 31, 2021

Operating expenses
Consulting	$214,195	$8,867
Fundraising	19,550	15,000
General and administrative	286,116	20,496
Professional services	247,582	33,674
Net and comprehensive loss	$767,443	$78,037

Basic and fully diluted loss per share	$0.02	$0.02

Weighted average number of common shares outstanding	49,986,114	37,370,353

The accompanying notes are an integral part of these financial statements.

RADAR USA, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY

FOR THE YEAR ENDED OCTOBER 31, 2022 AND

THE PERIOD FROM NOVEMBER 6, 2020 (INCORPORATION) TO OCTOBER 31, 2021

	Common Stock		Additional Paid-in	Deficit
	Shares	Amount	Capital	Accumulated	Total
Balance at November 6, 2020	-	$-	$-	$-	$-
Shares issued for cash	49,882,139	1	1,850,349	-	1,850,350
Net loss	-	-	-	(78,037)	(78,037)
Balance – October 31, 2021	49,882,139	$1	$1,850,349	$(78,037)	$1,772,313

Shares issued for cash	117,861	-	21,000	-	21,000
Net loss	-	-	-	(767,443)	(767,443)
Balance – October 31, 2022	50,000,000	$1	$1,871,349	$(845,480)	$1,025,870

The accompanying notes are an integral part of these financial statements.

RADAR USA, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED OCTOBER 31, 2022 AND

THE PERIOD FROM NOVEMBER 6, 2020 (INCORPORATION) TO OCTOBER 31, 2021

(EXPRESSED IN US DOLLARS)

	October 31, 2022	October 31, 2021
Cash flows used in operating activities
Net loss	$(767,443)	$(78,037)
Changes in operating assets and liabilities
Prepaid expenses	(141,626)	-
Security deposit	(4,532)	-
Accounts payable	82,669	17,425
Accrued liabilities	2,347	12,000
Short-term loan	1,000	-
Net cash flows used in operating activities	(827,585)	(48,612)
Cash flows used in financing activities
Proceeds from subscription to shares, net	21,000	1,850,350
Net cash provided by financing activities	21,000	1,850,350
Increase (Decrease) in cash	(806,585)	1,801,738
Cash, beginning	1,801,738	-
Cash, ending	$995,153	$1,801,738

The accompanying notes are an integral part of these financial statements.

RADAR USA, INC.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

FOR THE YEAR ENDED OCTOBER 31, 2022

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

RADAR USA, INC. (RADAR, or the “Company”) was incorporated in the State of Delaware, United State of America under Delaware General Corporation Law on November 6, 2020. RADAR plans to become an AI-powered integrated community security provider whose integrated solution package includes smart cameras; an easy-to-use app for citizen SOS, geolocation and direct interaction with police; and cloud-based data storage and analytics for law enforcement.

The Company’s financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced losses and recurring cash outflows from operations since inception and has an accumulated deficit of $845,480 as of October 31, 2022. As at October 31, 2021, the Company had cash in the amount of $995,153. For the year ended October 31, 2022, the Company incurred losses from operations of $767,443. The Company expects to continue to incur significant losses and negative cash flows from operations through 2023 and into the foreseeable future.

The future viability of the Company is largely dependent upon its ability to raise additional capital to finance its operations. Management expects the future source of funding may include sales of equity, obtaining loans, or other strategic transactions. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient financing on terms acceptable to the Company to fund continuing operations. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis of presentation

The audited financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and are presented in US dollars.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting estimates

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company regularly evaluates estimates and assumptions related to the going concern, fair value of financial instruments and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Deferred Stock Issuance Costs

Deferred stock issuance costs represent amounts paid for legal, consulting, and other offering expenses in conjunction with the future raising of additional capital to be performed within one year. These costs are netted against additional paid-in capital as a cost of the stock issuance upon closing of the respective stock placement.

Prepaid expenses

The Company incurred prepaid expenses relating to prepaid marketing expenses for its crowdfunding capital raising activities. Furthermore, it made an upfront purchase of an annual insurance policy for directors and officers (D&O) liability and errors and omissions (E&O) insurance.

Foreign currency translations and transactions

The Company’s functional and reporting currency is the United States dollar. Foreign denominated monetary assets and liabilities are translated into their U.S. dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Revenues and expenses are translated at average rates of exchange during the period. Related translation adjustments as well as gains or losses resulting from foreign currency transactions are reported as part of operating expenses on the statement of operations.

Income taxes

Income tax expense is based on pre-tax financial accounting income. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not some portion or all of the deferred tax assets will not be realized.

Fair value measurements

The book value of cash, accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of those instruments. The fair value hierarchy under GAAP is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 - assets and liabilities whose significant value drivers are unobservable by little or no market activity and that are significant to the fair value of the assets or liabilities.

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment). There were no assets or liabilities measured at fair value on a nonrecurring basis during the period ended October 31, 2022.

Stock splits

The Company incurred a stock split during the year. The stock split will cause the quantity of shares outstanding to change. A stock split will not change the general ledger account balances and therefore will not change the dollar amounts reported in the stockholders’ equity section of the balance sheet. Although the number of shares will change, the total dollar amounts will not change. While the general ledger account balances do not change after a stock split, there is one change that should be noted: the par value per share decreases with a stock split.

Recent accounting pronouncements

Recent accounting pronouncements issued by the Financial Accounting Standards Board or other authoritative standards groups with future effective dates are either not applicable or are not expected to be significant to the financial statements of the Company.

NOTE 3 - RELATED PARTY TRANSACTIONS

During the year ended October 31, 2022 and period ended October 31, 2021, the Company had the following transactions with related parties:

2022	Type	Amount
VSBLTY Groupe Technologies Corp.	Consulting services	$119,224
VSBLTY Groupe Technologies Corp.	Sublease office expense	28,456
Jeff Muller	CEO services	85,000
Arrowstone Ventures Ltd.	Consulting services	20,000
Strategize Financial Modelling Inc.	Fractional CFO	58,887
Sequoia Partners Inc.	Corporate advisory services	85,020
		$396,587

The Company is reliant upon its related parties as it fundraises and builds its business. VSBLTY Group Technologies Corp. provides the Company with human capital for business development, marketing and sales support.

Jeff Muller is providing CEO services to the Company as its Chief Executive Officer, whilst the Company’s Chairman, Jay Hutton is delivering strategic consulting advice to the Company via his firm Arrowstone Ventures Ltd.

The Company’s Chief Financial Officer, Simon Selkrig is servicing the Company with fractional CFO services through his firm Strategize Financial Modelling Inc. The Company’s directors, Ali Hakimzadeh and James Beesley provide corporate advisory and fundraising services to the Company through Sequoia Partners Inc.

2021	Type	Amount
Shares issued to the Chairman	420,932 common shares	$25,000
Shares issued to the Chief Executive Officer (“CEO”)	1,264,480 common shares	1
Shares issued to the Chief Revenue Officer (“CRO”)	420,932 common shares	25,000
Shares issues to Board Members	26,907,664 common shares	214,914
Shares issues to VSBLTY Groupe Technologies Corp.	11,786,099 common shares	7
	40,800,107 common shares	$264,922

The following related parties have these amounts owing as at October 31, 2022 (October 31, 2021 - $nil):

2022	Amount
VSBLTY Groupe Technologies Corp.	$35,800
Arrowstone Ventures Ltd.	5,000
Strategize Financial Modelling Inc.	4,537
$45,337

NOTE 4 – SHARE CAPITAL

On December 13, 2021, the Company issued 117,861 common shares for proceeds of $21,000.

On November 16, 2020, the Company issued 36,621,094 common shares for proceeds of $100.

On May 5, 2021, 4,040,948 common shares were issued for proceeds of $240,000.

On October 1, 2021, 9,220,097 common shares were issued for proceeds of $1,642,800 with associated share issuance costs of $32,550.

On June 1, 2022, the Company amended and restated its certificate of incorporation to:

1.	Reclassify its Common Stock as Voting Common Stock and increase the authorized shares of Voting Common Stock to 91,000,000 shares of Voting Common Stock, $0.00001 par value per share,

2.	Create a class of capital stock classified as Non-Voting Common Stock and authorize 25,000,000 shares of Non-Voting Common Stock, $0.00001 par value per share,

3.	Create a class of Stock classified as Preferred Stock and authorize 10,000,000 shares of Preferred Stock, $0.00001 par value per share; and

4.	Effect a 1683.72845-for-1 forward stock split of its Voting Common Stock.

NOTE 5 – INCOME TAXES

The reported income taxes differ from the amounts obtained by applying statutory rates to the loss before income taxes as follows:

	2022	2021
Net loss	$(767,443)	$(78,037)
Statutory tax rate	29.7%	29.7%
Expected income tax recovery	(227,930)	(23,177)
Change in unrecognized deductible temporary differences	227,930	23,177
Income tax recovery	$-	$-

The Company’s tax-effected deferred income tax assets are estimated as follows:

	2022	2021
Deferred income tax assets (liabilities)
Net operating losses - US	$227,930	$23,177
Less: Unrecognized deferred tax assets	(227,930)	(23,177)
Net deferred income tax assets	$-	$-

As at October 31, 2022, the Company has recorded a valuation allowance for the aggregate of its tax assets as management believes it is more likely than not that the deferred tax asset will not be realized.

As at October 31, 2022, the Company had net operating loss carry forwards in the United States of approximately $845,000 (2021 - $78,000) to reduce future federal and state taxable income. These losses may be carried forward indefinitely.

The Company is not currently subject to any income tax examinations by any tax authority. Should a tax examination be opened, management does not anticipate any tax adjustments, if accepted, that would result in a material change to its financial position.

NOTE 6 – SUBSEQUENT EVENTS

No subsequent events have occurred subsequent to the balance sheet date through February 28, 2023.

Item 8.

INDEX TO EXHIBITS

INDEX TO EXHIBITS

2.1	Second Amended and Restated Certificate of Incorporation (incorporated herein by reference to the copy submitted as Exhibit 2.1 to Amendment No.1 to the Offering Statement on Form 1-A, filed on July 5, 2022)
2.2	Bylaws (incorporated herein by reference to the copy submitted as Exhibit 2.3 to the Offering Statement on Form 1-A, filed on April 28, 2022)
4.1	Form of Subscription Agreement (incorporated herein by reference to the copy submitted as Exhibit 4.1 to Amendment No.1 to the Offering Statement on Form 1-A, filed on July 5, 2022)
6.1	License Agreement, dated June 21, 2021, between VSBLTY, Inc. and the Company (incorporated herein by reference to the copy submitted as Exhibit 6.1 to the Offering Statement on Form 1-A, filed on April 28, 2022)
6.2	Consulting Agreement, dated November 30, 2021, between VSBLTY, Inc. and the Company (incorporated herein by reference to the copy submitted as Exhibit 6.2 to the Offering Statement on Form 1-A, filed on April 28, 2022)
6.3	License Agreement, dated June 21, 2021, between RADAR APP, S.A.P.I. DE C.V. and the Company (incorporated herein by reference to the copy submitted as Exhibit 6.3 to the Offering Statement on Form 1-A, filed on April 28, 2022)
6.4	Letter Agreement (CFO Advisory Services) dated October 29, 2021
6.5	Consulting Services Agreement, dated October 31, 2021, between Sequoia Partners Inc and the Company (incorporated herein by reference to the copy submitted as Exhibit 6.5 to the Offering Statement on Form 1-A, filed on April 28, 2022)
6.6	Amendment 1 to Consulting Services Agreement, dated October 18, 2022, between Sequoia Partners Inc and the Company
6.7	Co-Tenancy Agreement, dated March 15, 2022, between VSBLTY, Inc and the Company (incorporated herein by reference to the copy submitted as Exhibit 6.6 to the Offering Statement on Form 1-A, filed on April 28, 2022)
6.8	Employment Agreement dated October 29, 2021 between the Company and Jeffrey S. Muller (incorporated herein by reference to the copy submitted as Exhibit 6.7 to the Offering Statement on Form 1-A, filed on April 28, 2022)
6.9	Amendment 1 to Employment Agreement, dated October 18, 2022, between the Company and Jeffrey S. Muller
6.10	Form of Assignment Agreement between VSBLTY and the Company (incorporated herein by reference to the copy submitted as Exhibit 6.8 to Amendment No.1 to the Offering Statement on Form 1-A, filed on July 5, 2022)
6.11	Consulting Agreement, dated November 30, 2021, between Arrowstone Ventures Ltd. and the Company
8.1	Form of Escrow Agreement (incorporated herein by reference to the copy submitted as Exhibit 8.1 to the Offering Statement on Form 1-A, filed on April 28, 2022)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on February 28, 2023.

RADAR USA, INC.

By:	/s/ Jeffrey S. Muller
Name:	Jeffrey S. Muller
Title:	President and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Jeffrey S. Muller
Jeffrey S. Muller, President and Chief Executive Officer
Date: February 28, 2023

/s/ Frederick S. Shaw
Frederick S. Shaw, Chief Financial Officer (principal accounting officer)
Date: February 28, 2023

/s/ Jay Hutton
Jay Hutton, Executive Chairman of the Board
Date: February 28, 2023

/s/ James Beesley
James Beesley, Director
Date: February 28, 2023

Rodrigo Calderon, Director
Date: February 28, 2023

/s/ Alejandro Chico Garcia
Alejandro Chico Garcia, Director
Date: February 28, 2023

/s/ Ali Hakimzadeh
Ali Hakimzadeh, Director
Date: February 28, 2023

/s/ Thomas D. Hays, III
Thomas D. Hays, III, Director
Date: February 28, 2023